UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*


(Name of Issuer)
China Ritar Power Corp

(Title of Class of Securities)
Common

(CUSIP Number)
169423100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

David Hill
Pope Asset Management, LLC
5100 Poplar Avenue Suite 805
Memphis TN  38137
901-763-4001

(Date of Event which Requires Filing of this Statement) 05/22/2009

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject
of this Schedule 13D, and is filing this schedule
because of 240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No 169423100


1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Pope Asset Management LLC  62-1871308

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.
SEC Use Only

4.
Source of Funds (See Instructions) OO

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)


6.
Citizenship or Place of Organization Tennessee USA

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With

7.
Sole Voting Power 3,849,991*

8.
Shared Voting Power 0

9.
Sole Dispositive Power  3,849,991*

10.
Shared Dispositive Power 0


11.
Aggregate Amount Beneficially Owned by Each Reporting Person
3,849,991*

*The amount reported above includes an aggregate ownership by Pope Asset Management, LLC, Pope Investments LLC, and Pope Investments II LLC. Pope Asset Management, LLC is the investment adviser for Pope Investments LLC and Pope Investments II LLC. Therefore, Pope Asset Management, LLC as investment adviser to Pope Investments LLC and Pope Investments II LLC, could be deemed to be beneficial owner of 3,849,991 shares of China
Ritar Power Corp.

12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11) 20.12%


14.
Type of Reporting Person (See Instructions)
IA



1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Pope Investments LLC  20-3955985


2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)


3.
SEC Use Only

4.
Source of Funds (See Instructions) OO

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)

6.
Citizenship or Place of Organization Delaware, USA

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With

7.
Sole Voting Power 2223575

8.
Shared Voting Power 2223575

9.
Sole Dispositive Power  2223575

10.
Shared Dispositive Power 2223575


11.
Aggregate Amount Beneficially Owned by Each Reporting Person
2223575


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11) 11.62%


14.
Type of Reporting Person (See Instructions)
00


1.
Names of Reporting Persons.  Pope Investments II LLC
I.R.S. Identification Nos. of above persons 26-0281944



2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)


3.
SEC Use Only

4.
Source of Funds (See Instructions) OO

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)


6.
Citizenship or Place of Organization Delaware USA

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With

7.
Sole Voting Power 500000

8.
Shared Voting Power 500000

9.
Sole Dispositive Power  500000

10.
Shared Dispositive Power 500000


11.
Aggregate Amount Beneficially Owned by Each Reporting Person
500000


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11) 2.61%


14.
Type of Reporting Person (See Instructions)
IN

1.
Names of Reporting Persons.  William P. Wells
I.R.S. Identification Nos. of above persons 426961338

2.
Check the Appropriate Box if a Member of a Group


(a)
(b)

3.
SEC Use Only

4.
Citizenship or Place of Organization Tennessee
Number of
Shares
Beneficially
Owned by
Each Reporting
Person With

5.
Sole Voting Power 3849991
6.
Shared Voting Power 0
7.
Sole Dispositive Power  3849991
8.
Shared Dispositive Power 0

9.
Aggregate Amount Beneficially Owned by Each
Reporting Person  3849991
10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.
Percent of Class Represented by Amount in Row (9) 20.12%

*The amount reported above includes an aggregate ownership by Pope Asset Management, LLC, Pope Investments LLC, and Pope Investments II LLC. Pope Asset Management, LLC is the investment adviser for Pope Investments LLC and Pope Investments II LLC. William P. Wells is the Chief Manager of Pope Asset Management, LLC. Therefore, William P. Wells as Chief Manager of Pope Asset Management, LLC, and because Pope Asset Management, LLC is investment adviser to Pope Investments LLC and Pope Investments II LLC, William P. Wells could be deemed to be beneficial owner of 3849991 shares of China Ritar Power Corp.

12.
Type of Reporting Person (See Instructions)  IN

Item
1.
(a)
Name of Issuer  China Ritar Power Corp

(b)
Address of Issuer's Principal Executive Offices
Room 2201 Tower A, Cyber Times Building, Tian'an Cyber park,
Futian District, Shenzhen, China, 518040

Item
2.
Identity and Background
(a)
This 13-D Form is filed by and on behalf of: (i) Pope Investments LLC, a Delaware limited liability company ("Pope
Investments "); (ii) Pope Investments II LLC, a Delaware limited liability company ("Pope 2")' (iii) Pope Asset Management, LLC, a Tennessee limited liability company ("Pope Asset"); and (iv) William P. Wells
("Mr. Wells"). Pope Asset serves as an investment adviser and/or manager to various persons, including Pope Investments and Pope 2. Pope Asset is the sole manager for Pope Investments and Pope 2 and has sole voting control and investment and disposition power and discretion with respect to all securities held by Pope Investments and Pope 2.
Pope Investments holds 2,223,575 of the issuers common stock and 411,215 warrants. Pope 2 holds 500,000 shares of the issuers common stock. Pope Asset Management, LLC holds 1,116,416 shares of the issuer's common stock on behalf of its individual clients.

Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including Pope Investments and Pope 2. Mr. Wells is the sole manager of Pope Asset. Mr. Wells may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of Pope Investments and Pope 2. Mr. Wells declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. Each of the reporting persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of
Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer, or (ii) a member of any group with respect to the issuer or any securities of the issuer. Pope Investments, Pope Asset and Mr. Wells have entered into a Joint Filing Agreement, a copy of which is filed with this statement as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)
5100 Poplar Avenue, Suite 805, Memphis, TN  38137

(c)
See Item 2a above.

(d)
not applicable

(e)
not applicable

(f)
Citizenship. Pope Asset in a Tennessee limited liability company. Pope Investments is a Delaware limited liability company. Pope
Investments II is a Delaware limited liability company.
William P. Wells is a U.S. citizen and resident of Tennessee.

Item
3.
Source and Amount of Funds or Other Consideration
The Reporting Persons acquired 3,849,991 shares of common stock of the Issuer in exchange for $7,425,834.95 of its own funds.

Item
4.
Purpose of Transaction
The purpose of all of the acquisition of securities of the issuer was and remains to be for investment purposes only.
The Reporting Persons have no definitive or specific plans or proposals that relate to or would result in the occurrence of any of the actions described in Items 4(a) through 4(j).

Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a) The Reporting Persons currently have no plan or intent to acquire additional securities of the issuer, but may do so.

The Reporting Persons have no current intent to sell securities of the issuer, but may do so. Pope Investments has certain registration rights granted by the issuer with respect to securities of the issuer which it holds or may acquire or holds or may acquire upon conversion of convertible notes or exercise of warrants.

(b)  Not Applicable.

(c)  Not Applicable

(d) The Reporting Persons are not currently contemplating requesting changes to the present board of directors or management of the issuer, including plans or proposals to change the number or term of directors on the board. The Reporting Persons' intent is to cooperate with the company and board in selecting any additional directors, as needed, in order to provide additional valueby increasing the level of directors experienced in capital markets as well as industry specifics. Although the Reporting Persons may seek to appoint one or more nominees to serve as a director(s) of the issuer, theReporting Persons deny any intent to exercise a controlling influence over the issuer's board of directors or management. Additionally, the Reporting Persons currently intend to support the current management of the issuer in the operation of its businesses.

(e)  Not Applicable.

(f)  Not Applicable.

(g)  Not Applicable.

(h)  Not Applicable.

(i)  Not Applicable.

(j)  The Reporting Persons are engaged in the investment business.
In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies, including without limitation, the issuer.
From time to time one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position or offer advice with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses
(a) through (j) of this Item 4, including without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the issuers capitalization or dividend policy.

Except as set forth above in this Item 4, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in this Item 4.
Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.


Item
5.
Interest in Securities of the Issuer

(a)  As of the date hereof,
Each of the Reporting Persons is deemed to beneficially own
shares of common stock of the Issuer as below:
Pope Asset Managmement, LLC:  3,849,991
Pope Investments LLC:  2,223,575
Pope Investments II LLC:  500,000
William P. Wells:  3,849,991

(b) Pope Asset Managmement, LLC may be deemed to hold shared power to vote and to dispose of the 3,849,991 shares of common stock described in (a) above. Pope Asset and Mr. Wells may be deemed to hold shared power to vote and to dispose of the 3,849,991 shares of the issuer's common stock described in (a) above.
The foregoing should not be construed in and of itself as an admission by Pope Asset or Mr. Wells as to the beneficial ownership of the securities of the issuer held by Pope Investments.

(c)  None.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from,or proceeds from the sale of, the shares of issuer's common stock reported in this statement.

(e)  Not Applicable.

Pope Asset and Mr. Wells do not directly own any shares of the issuer's Common Stock. Pope Asset is the sole Manager of Pope Investments. Mr. Wells is the Manager of Pope Asset.
Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including Pope Investments.
Mr. Wells may be deemed to own shares owned and/or held by and/or for the account of and/or benefit of Pope Investments. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for the purposes of Section
13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item
6.
Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer None.


Item
7.
Material to Be Filed as Exhibits: None


Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date  05/22/2009



JOINT FILING AGREEMENT

This will conform the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $.001 par value, of Benda Pharmaceuticals, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in a accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  May 22, 2009


Pope Investments LLC
By:  Pope Asset Management, LLC, Manager
Signature
William P. Wells/Managing Member   Name/Title

Pope Investments II LLC
By:  Pope Asset Management, LLC, Manager
Signature
William P. Wells/Managing Member   Name/Title

By:  Pope Asset Management, LLC, Manager
Signature
William P. Wells/President   Name/Title

By:  William P. Wells, Chief Manager
Signature
William P. Wells/President   Name/Title




Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.